Exhibit 99.2

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

As of March 31, 2021 and September 30, 2020 (Unaudited)

 (IN U.S. DOLLARS)

	2021	2020
Assets
Current assets
Cash and cash equivalents	$23,792,863	$3,759,535
Short-term Investment	-	294,568
Accounts receivable, net of allowance for doubtful accounts of $2,098,282 and $2,020,373, respectively	25,772,075	31,393,289
Notes receivable	161,616	192,819
Other receivables	1,038,179	3,337,634
Due from related parties	2,927,769	47,135
Inventories	22,037,116	21,679,258
Advance to suppliers	13,281,349	4,078,256
Total current assets	89,010,967	64,782,494
Property, plant and equipment, net	8,035,478	7,870,680
Intangible assets, net	5,936,851	929,021
Deferred tax assets	750,912	724,612
Long-term deposit	12,266,483	11,836,860
Long-term investment	317,974	306,837
TOTAL ASSETS	$116,318,665	$86,450,504
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,543,051	$10,351,880
Accrued expenses and other current liabilities	2,239,097	4,172,781
Accrued payroll and welfare	1,145,865	1,555,705
Advance from customers	5,338,816	2,345,891
Due to related parties	225,288	1,315,803
Short-term bank borrowings	18,354,498	17,372,894
Other borrowing - short term portion	-	420,741
Notes payables	112,946	153,175
Income tax payable	3,301,236	3,188,615
Total current liabilities	37,260,797	40,877,485
Other borrowing - long term portion	562,447	269,290
TOTAL LIABILITIES	$37,823,244	$41,146,775

Equity
Common stock, no par value, 50,000,000 shares authorized, 25,553,748 and 16,558,037 shares issued and outstanding, respectively
Additional paid-in capital	51,283,674	18,049,630
Statutory surplus reserve	2,904,699	2,904,699
Retained earnings	22,975,762	23,546,921
Accumulated other comprehensive income	2,337,366	492,685
Total equity attributable to ZK International Group Co., Ltd.	79,501,501	44,993,935
Equity attributable to non-controlling interests	(1,006,080)	309,794
Total equity	78,495,421	45,303,729
TOTAL LIABILITIES AND EQUITY	$116,318,665	$86,450,504

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Income and Comprehensive Income (Loss)

For the Six Months Ended March 31, 2021 and 2020 (Unaudited)

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	For the Six Months Ended March 31,
	2021	2020
Revenues	42,168,823	$40,169,585
Cost of sales	37,461,065	36,963,308
Gross profit	4,707,758	3,206,277

Operating expenses:
Selling and marketing expenses	2,769,264	961,513
General and administrative expenses	1,166,210	1,272,675
Research and development costs	2,419,355	630,692
Total operating expenses	6,354,829	2,864,880

Operating Income (loss)	(1,647,071)	341,397

Other income (expenses):
Interest expenses	(528,598)	(424,463)
Interest income	9,543	3,003
Other income (expenses), net	325,539	170,391
Total other income (expenses), net	(193,516)	(251,069

Income (Loss) before income taxes	(1,840,587)	90,328

Income tax provision	(76,306)	-

Net income (loss)	(1,916,893)	$90,328
Net income (loss) attributable to non-controlling interests	(1,334,346)	2,500

Net income (loss) attributable to ZK International Group Co., Ltd.	(582,547)	$87,828

Net income (loss)	(1,916,893)	$90,328

Other comprehensive income:
Foreign currency translation adjustment	1,863,153	414,042

Total comprehensive income (loss)	(53,740)	504,370
Comprehensive income (loss) attributable to non-controlling interests	(1,315,874)	5,098
Comprehensive income attributable to ZK International Group Co., Ltd.	1,262,134	499,272

Basic and diluted earnings per share
Basic	(0.03)	0.01
Diluted	(0.03)	0.01
Weighted average number of shares outstanding
Basic	19,243,252	16,558,037
Diluted	21,743,252	16,558,037

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Changes in Equity
(UNAUDITED, IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Shares	Additional paid-in capital	Statutory surplus reserve	Retained earnings	Accumulated other comprehensive income (loss)	Non- controlling interests	Total equity
Balance at September 30, 2017	13,068,346	8,382,876	1,173,363	10,978,891	681,788	150,028	21,366,946

Shares issued for cast, net of offering costs	3,459,691	9,616,057					9,616,057
Foreign currency translation loss					(809,244)	(9,224)	(818,468)
Net income			858,412	6,159,702		84,943	7,103,057

Balance at September 30, 2018	16,528,037	17,998,933	2,031,775	17,138,593	(127,456)	225,747	37,267,592

Shares issued for cast, net of offering costs	30,000	50,697					50,697
Foreign currency translation loss					(1,681,369)	(12,909)	(1,694,278)
Net income			872,924	7,233,942		86,828	8,193,694

Balance at September 30, 2019	16,558,037	18,049,630	2,904,699	24,372,535	(1,808,825)	299,666	43,817,705

Disposal of subsidiary						3,992	3,992
Foreign currency translation loss					2,301,510	17,538	2,319,048
Net income				(825,614)		(11,402)	(837,016)

Balance at September 30, 2020	16,558,037	18,049,630	2,904,699	23,546,921	492,685	309,794	45,303,729

Net proceeds from stock offering	8,745,711	27,340,977					27,340,977
Warrants and stock issued for consulting and developing services	250,000	5,893,067					5,893,067
Foreign currency translation loss					1,844,681	18,472	1,863,153
Net income				(571,159)		(1,334,346)	(1,905,505)

Balance at March 31, 2021	25,553,748	51,283,674	2,904,699	22,975,762	2,337,366	(1,006,080)	78,495,421

ZK International Group Co., Ltd. and Subsidiaries

Consolidated Statements of Cash Flows

For the Six Months Ended March 31, 2021 and 2020 (Unaudited)

(IN U.S. DOLLARS)

	For the Six Months Ended March 31,
	2021	2020
Cash Flows from Operating Activities:
Net income	$(1,916,893)	$90,328
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation expense	264,887	176,111
Amortization expense	6,605	-
Non-cash expenses	894,167	-
Changes in operating assets and liabilities:
Accounts receivable	6,755,242	(136,090)
Other receivables	2,420,300	(96,109)
Notes receivable	38,197	167,896
Inventories	428,946	2,563,087
Advance to suppliers	(9,053,966)	163,096
Accounts payable	(4,379,215)	(2,002,061)
Notes payable	(45,783)	-
Accrued expenses and other current liabilities	(2,084,882)	263,591
Accrued payroll and welfare	(466,248)	(183,670)
Advance from customers	2,907,425	64,820
Income tax payable	(3,111)	-
Net cash provided (used in) operating activities	(4,234,329)	1,070,999

Cash Flows from Investing Activities:
Purchases of property, plant and equipment	56,013	(608,404)
Proceed from disposal of property, plant and equipment	(4,871)	48,676
Net proceeds placed into long-term deposit	6,715	(14,262)
Net cash used in investing activities	57,857	(574,050)

Cash Flows from Financing activities:
Net proceeds from stock offering	27,340,977	-
Net proceeds released from (placed into) bank acceptance notes	-	(185,764)
Net proceeds released from short-term investment	305,222	277,944
Net proceeds from (repayment to) short-term bank borrowings	351,006	716,659
Net repayment of other borrowing	(156,929)	-
Repayments of loans of related parties	(1,138,134)	(1,474,517)
Cash advance to related parties	(2,878,572)	(1,948,937)
Net cash provided by (used in) financing activities	23,823,569	(2,614,615)

Effect of exchange rate changes on cash	386,231	58,933

Net change in cash and cash equivalents	20,033,328	(2,058,733)
Cash and cash equivalents at the beginning of year	3,759,535	3,451,138
Cash and cash equivalents at the end of year	$23,792,863	$1,392,405

Supplemental disclosures of cash flows information:
Cash paid for income taxes	$167,862	$-
Cash paid for interest expenses	$524,217	$450,282

Selected Notes to Consolidated Financial Statements

We prepare our consolidated financial statements in conformity with accounting principles generally accepted by the U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past three years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies and notes involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Value-added Tax (“VAT”)

Value-added taxes (“VAT”) collected from customers relating to product sales and remitted to governmental authorities are presented on a net basis. VAT collected from customers is excluded from revenue. The Company is subject to a VAT rate of 17% before May 1, 2018, a VAT rate of 16% effective on May 1, 2018, and the most current VAT rate of 13% effective on April 1, 2019. The VAT payable may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Intangible Assets

	March 31,	September 30,
	2021	2020
Land use rights, cost	$607,672	$586,389
Software, cost	5,517,469	517,954
Other intangible assets, cost	1,704	1,643
Less: accumulated amortization	(189,994)	(176,965)
Intangible assets, net	$5,936,851	$929,021

Intangible assets consist primarily of land use rights and software. Under the PRC law, all land in the PRC is owned by the government and cannot be sold to an individual or company. The government grants individuals and companies the right to use parcels of land for specified periods of time. These land use rights are sometimes referred to informally as “ownership.” Land use rights are stated at cost less accumulated amortization. The land use right represents the Company's land use rights in Wenzhou's plant, which had been pledged to secure the Company’s banking facilities granted to the Company as of March 31, 2021 and September 30, 2020.

On February 15, 2021, ZK entered into a Consultancy Agreement (the “Agreement”) with Dentoro Alliance LP, a company incorporated in the Republic of Ireland (the “Consultant”). Pursuant to the Agreement, the Consultant agreed to provide marketing services for the business development of xSigma Corporation, a subsidiary of the Company (“xSigma”), including website development, protocol development and implementation, social media and community management, content creation and public relations management. In exchange for the Consultant’s services, the Company agreed to pay the Consultant initial compensation and performance earn-out. The initial compensation includes warrants to purchase a total of 2,500,000 ordinary shares, which include (i) warrants to purchase 400,000 ordinary shares, exercisable at $1.00 per share only when Company’s closing bid price is at least $2.00 for ten consecutive trading days, (ii) warrants to purchase 1,000,000 ordinary shares, exercisable at $1.50 per share only when Company’s closing bid price is above $2.50 for seven consecutive trading days, (iii) warrants to purchase 500,000 ordinary shares, exercisable at $2.00 per share only when Company’s closing bid price is at least $3.50 for seven consecutive trading days, (iv) Warrants to purchase 600,000 ordinary shares, exercisable at $2.50 per share, only when Company’s closing bid price is at least $4.25 for seven consecutive trading days. All the warrants will expire nine months after issuance and may be permitted for cash or cashless exercise at Company’s option pursuant to a definitive warrant agreement.

The fair value of this Warrants was $4,998,900 as determined on February 15, 2021. The fair value has been estimated using the Black-Scholes Options pricing model with the following weighted-average assumptions: 30-day average stock price of $3.58; risk free rate of 0.07%; expected term of 9 months; exercise price of the warrants pursuant to the agreement; volatility of 82.60%; and expected future dividends of nil.

Stockholders’ Equity

Registered Direct Offerings

On September 25, 2020 and October 16, 2020, the Company closed a registered direct offering pursuant to certain convertible debenture agreements with certain unaffiliated investors identified therein. The convertible debentures, with aggregate principal amount of $1.4 million and 5% annual interest rate, are exercisable for a period of one year at an exercise price of 70% of the average closing price during the seven (7) consecutive Trading Days immediately preceding the Conversion Date, but not lower than the Floor Price of $0.62 per share. The transaction was closed on October 20, 2020 and full proceeds were received. As of February 5, 2021, all of the outstanding principal and interest underlying the Convertible Debentures have been converted into a total of 1,394,253 ordinary shares.

On January 8, 2021, the Company closed a registered direct offering pursuant to certain securities purchase agreement with certain unaffiliated investors identified therein, to offer an aggregate of 1,785,000 Company’s ordinary shares, for a total purchase price of $2,499,000.

On February 24, 2021, the Company closed a registered direct offering pursuant to certain securities purchase agreements with several accredited investors providing for an aggregate investment of $4,599,983.50 by the investors for the issuance by the Company to them of (i) 1,295,770 ordinary shares of the Company (the “Shares”); (ii) first registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “First Registered Warrant Shares”) at an exercise price of $4.00 per share, subject to customary adjustments thereunder (the “First Registered Warrants”); and (iii) second registered investor warrants, with a term of five (5) years exercisable immediately upon issuance, to purchase an aggregate of up to 1,295,770 ordinary shares (the “Second Registered Warrant Shares” and collectively with the First Registered Warrant Shares, the “Warrant Shares”) at an exercise price of $4.50 per share, subject to customary adjustments thereunder (the “Second Registered Warrants” and collectively with the First Registered Warrants, the “Warrants”). Holders of the Warrants may exercise them by paying the applicable cash exercise price or, if there is not an effective registration statement for the sale of the Warrant Shares at the time of exercise, by exercising on a cashless basis pursuant to the formula provided in the Warrants. As of March 31, 2021, 270,696 warrants have been exercised on cash exercise basis, and $964,779 were received.

On March 22, 2021, ZK entered into certain securities purchase agreements (the “Purchase Agreements”) with several accredited investors (the “Investors”) providing for an aggregate investment of $18,000,000 by the Investors for the issuance by the Company to them of 4,000,000 ordinary shares of the Company (the “Shares”) at an offering price of $4.50 per share.

Subsequent Event

Investment in CG Malta

On April 4, 2021, ZK through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta Holding Limited(“CG Malta”). Concurrently, xSigma entered into a shareholders agreement with CG Malta and its existing shareholder(the “Shareholders Agreement”).

Pursuant to the Subscription Agreement, the Company acquired 12% interest (the “Shares”) on a post-transaction basis in CG Malta through its wholly-owned subsidiary xSigma for US$15 million.

In addition, the Company also agreed to subscribe to an additional number of ordinary shares (the “Additional Shares”) in CG Malta for a total purchase price of US$35 million, which will guarantee to the Company an additional 13% equity interest in CG Malta. The subscription of the Additional Shares is subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. If the Company fails to fulfil the obligation to purchase the Additional Shares, the Company shall either forfeit 2% ownership in CG Malta, or pay a sum equivalent to $3 million to compensate the Company for such failure. The Company has the exclusive right to the Additional Shares until August 4, 2021. On August 4, 2021, xSigma entered into an amendment to the Subscription Agreement (the “Amendment”). Pursuant to the Amendment, the subscription to the Additional Shares will be subject to signing of a separate subscription agreement no later than January 1, 2022, of which US$10 million shall be completed no later than August 30, 2021.

Equity Incentive Plan

On March 25, 2021, the Board and shareholders of the Company holding an aggregate of 14,425,664 ordinary shares, representing approximately 57% of the total issued and outstanding as of March 25, 2021 took action by written consent to approve the 2021 equity incentive plan (the “Plan”).

The Plan provides for current or prospective employees, directors, officers, advisors or consultants of the Company or its affiliates are eligible to participate in the Plan. The compensation committee of the board of directors has the sole and complete authority to determine who will be granted an award under the Plan, however, it may delegate such authority to one or more officers of the Company under the circumstances set forth in the Plan. As of August 26, 2021, no award stock was issued from the Plan.